Grand Toys International, Inc.

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Filed by Grand Toys International, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Grand Toys International, Inc. Commission File No. 333-114264

ON  June 2, 2004, GRAND TOYS INTERNATIONAL, INC. ISSUED THE FOLLOWING PRESS RELEASE WHICH RELATES TO THE FILING OF AMENDED MERGER PROXY IN CONNECTION WITH PLAYWELL ACQUISITION IN RESPONSE TO SEC COMMENTS

Grand Toys International, Inc.

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GRAND TOYS INTERNATIONAL, INC.

1710 Rte. Transcanadienne

Dorval, Quebec, Canada H9P 1H7

(Nasdaq: GRIN)

AT THE COMPANY:

Tania M. Clarke

Executive Vice President and CFO

(514) 685-2180, ext. 233

E-mail: tania@grand.com

FOR IMMEDIATE RELEASE

GRAND TOYS ANNOUNCES FILING OF AMENDED MERGER PROXY IN CONNECTION WITH PLAYWELL ACQUISITION

IN RESPONSE TO SEC COMMENTS

MONTREAL, CANADA – June 2, 2004 -- Grand Toys International, Inc. (Nasdaq –GRIN) announced that an amended proxy statement/prospectus on Form F-4 was filed today with the SEC.  The filing was made in response to SEC comments on the original filing with the SEC which was made on April 6, 2004. The filing represents another step in furtherance of Grand’s previously announced plan to acquire Playwell International Limited and to undertake a reorganization in which Grand will become a Hong Kong holding company.

Under the proxy statement, which is a part of the Form F-4, Grand will be soliciting shareholder approval for:

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the reorganization of Grand, or Grand US, in which it will become a subsidiary of its Hong Kong subsidiary, Grand Toys International Limited, or Grand HK, and Grand US shareholders will receive, in exchange for each share of Grand US, beneficial ownership of one Grand HK ordinary share, which will trade in the U.S. in the form of an American depositary share, or ADS, and will be evidenced by an American depositary receipt, or ADR; and

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the issuance to Centralink Investments Limited of 10,000,000 Grand HK ADSs, which will be evidenced by Grand HK ADRs, 5,000,000 of which will be in exchange for all of the shares of Playwell International Limited and 5,000,000 of which shall be purchased in consideration for cash and other consideration in a total amount of $11,000,000.  Centralink’s purchase of 5,000,000 Grand HK ADSs is being made in two tranches, one for 3,000,000 Grand HK ADSs at a price of $1.00 per Grand HK ADS and one for 2,000,000 Grand HK ADSs at a price of $4.00 per Grand HK ADS.  The $1.00 subscription price was agreed upon in January, 2003 at a time when Grand US’ market price was $1.00 per share and the $4.00 subscription price was orally agreed upon in January 2004 at a time when Grand US’ market price was $3.00 per share.

The Form F-4 is also a prospectus of Grand HK for all of the ADSs that it will be issuing to Grand US’ shareholders and 5,000,000 of the Grand HK ADSs that it will be issuing to Centralink.

The Form F-4 contains important information about the transaction, and investors and security holders are urged to read these documents carefully since they will contain important information about Grand US and Playwell, including detailed business and financial information on Playwell.  Investors and shareholders will be able to obtain free copies of the Form F-4 and other relevant materials, and any other documents filed by Grand US and Grand HK through the website maintained by the Securities and Exchange Commission at http://www.sec.gov.  Investors and shareholders of  Grand US are urged to read the Form F-4 and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transactions.  Upon finalization and clearance by the SEC, Grand US expects to mail the proxy statement/prospectus contained in the Form F-4 to shareholders of Grand US.

In connection with the filing of the amended Form F-4, Grand US also filed with the SEC amendments to its Annual Report on Form 10-K for the year ended December 31, 2003 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.  The amendments were filed in response to the comments received from the SEC. No changes have been made to Grand US’ balance sheet or cash flow statements as they appeared in its previously filed Annual Report on Form 10-K.  A change was made to Grand US’ consolidated statements of operations presentation to present non-operating expenses separately.  Changes were also made to add additional disclosure to notes to Grand US’ financial statements and to management's discussion and analysis and results of operations to further expand on Grand US’ explanation of the results of operations.

In a joint statement, Elliot Bier, Chairman of Grand US and Henry Hu, Chairman and Chief Executive Officer of Centralink, the sole shareholder of Playwell, commented:

“We have taken another step towards completing the acquisition of Playwell, and we are looking forward to the consummation of the transaction, as we believe that the Playwell and Grand union will offer our shareholders added value as a result of this combination.”

About Grand Toys International, Inc.

Grand Toys International, Inc., both directly and through its Canadian subsidiary, Grand Toys Ltd., has engaged in the toy business for over 43 years.  Grand develops and distributes a wide variety of toys and ancillary items throughout Canada and markets proprietary products in the United States.  Grand’s business consists of four areas of operation:

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importing and distributing throughout Canada, on an exclusive and non-exclusive basis, a wide variety of well-known toy and leisure products and ancillary items, including party goods, stationary and accessories;

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selling toy products and ancillary items featuring popular characters licensed to Grand;

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earning commissions on the sale of products represented by Grand and shipped directly from an overseas vendor to Canadian customers; and

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selling proprietary products, such as puzzles, mobiles, and gift-related items.

For more information about Grand, please visit www.grand.com.

About Playwell International Limited

Playwell International Limited is a Hong Kong limited holding company with four operating subsidiaries:

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Hong Kong Toy Centre Limited, which develops products for sale under the Playwell brands and supervises the outsourced manufacture of such products, as well as products designed by certain customers for sale under their own brands, by contract manufacturers located primarily in mainland China;

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Gatelink Mould Engineering Limited, a manufacturer of moulds for Playwell;

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Great Wall Alliance Ltd., the holder of Playwell trademarks; and

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Asian World Enterprises, Ltd. which holds certain intellectual property licenses from Walt Disney Company and for Crayola branded products.

About Grand Toys International Limited

Grand Toys International Limited, or Grand HK, is a Hong Kong limited company and is currently wholly-owned by Grand US.  It has no significant assets or capitalization and has engaged in no activities other than in connection and transactions referenced in the Form F-4.  As a result of these transactions, Grand HK will become the direct parent holding company of Grand US, Playwell and their respective subsidiaries.

This news release contains certain forward-looking statements and potential benefits from the Company’s acquisition strategy, which are within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on Grand’s management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to Grand as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect Grand’s results of operations is detailed in its filings with the SEC, including the Annual Report on Form 10-K for the year ended December 31, 2003 filed on March 30,  2004, as amended on April 1, 2004 and June 2, 2004 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, as amended on June 2, 2004